April 21, 2025

Jaeson Bang
Chief Executive Officer
Future Cardia, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695

       Re: Future Cardia, Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed April 8, 2025
           File No. 024-12543
Dear Jaeson Bang:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A
Exhibit 11.1, page EX-11

1. We note the consent provided continues to be for the previous audit report for the balance sheet as of December 31, 2023 and December 31, 2022 and the related financial statements. Please provide a currently dated consent from your auditor which refers to the updated report and financial statements in your next amendment. Refer to
       Item 17(11) of Part III of Form 1-A.
 April 21, 2025
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Yujia Wei